

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2009

Mr. Michael T. Philion
Executive Vice President-Finance and Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, PA 19605

> **Re:** **EnerSys**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 1, 2009**
> **File No. 001-32253**

Dear Mr. Philion:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page

1. We note that your cover page indicates that your 3.375% Convertible Senior Notes due 2038 have been registered as a class of securities under section 12(g) of the Exchange Act. Please tell us how you concluded that this class of securities has been registered under section 12(g).

Item 7. Management's Discussion of Financial Condition and Results of Operations
Liquidity and Capital Resources, page B-48

2.   On page B-49 you disclose a non-GAAP measure of earnings before non-cash
        items. Please tell us how presentation of this measure is appropriate under Item
        10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions
        Regarding the Use of non-GAAP Financial Measures. In that regard, we note that
        the measure excludes recurring charges, such as stock compensation, restructuring
        charges, amortization and depreciation.

Item 8. Financial Statements
Note 24. Operations by Industry Segment and Geographic Area, page B-109

3.   We see that you report two industry segments, Reserve Power and Motive Power,
        and that you disclose a measure of operating earnings for each of the two
        segments that adds, without reconciling items, to total consolidated operating
        earnings as presented in your statement of operations. We also note that on page
        B-40 of MD&A you report a measure of operating earnings that differs from the
        measure disclosed in Note 24. Please respond to the following:

        •   Please tell us why you present two different measures of segment operating
            earnings in your filing and explain to us which measure is the measure of
            segment profit or loss required to be presented under FASB ASC 280-10-50-
            22 (SFAS 131, paragraph 27).
        •   On page B-24 of MD&A you disclose that you evaluate segment performance
            primarily based on operating earnings, exclusive of highlighted items. Please
            tell us how the cited disclosure is consistent with the operating segment
            disclosure presented in this footnote.
        •   Tell us how the measure of segment operating profit or loss presented in
            MD&A considers the guidance from Questions 20 and 21 of the Frequently
            Asked Questions Regarding the Use of non-GAAP Financial Measures.

4.   We see that you present a measure of operating earnings for three geographic
        areas reconciled to total consolidated operating earnings as presented in your
        statement of operations. With respect to the cited presentation, please respond to
        the following:

        •   As you have presented measures of segment profit or loss based on products,
            please tell us how the presentation of profit or loss based on geographic area is
            appropriate under FASB Section 280 (legacy SFAS 131). Please specifically
            address the guidance from FASB ASC 280-10-50-9.
        •   Tell us why the measures of geographic area profit or loss are not non-GAAP
            measures as defined in Item 10(e) of Regulation S-K.

- We also see that on page B-37 of MD&A you repeat the geographic operating earnings disclosure. Tell us how the referenced disclosure in MD&A is appropriate under Item 10(e) of Regulation S-K and Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.
- Tell us how your disclosure about geographic areas satisfies the information requirement of FASB ASC 280-10-50-41a. The cited guidance calls for disclosure of revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately and you should disclose the basis for attributing revenues from external customers to individual countries.
- Tell us how your geographic disclosure considers the guidance from Question 20 of the FASB publication Segment Information: Guidance on Applying Statement 131.

Signatures, page B-121

5.   In future filings, please use the exact language set forth in Form 10-K in your introductory paragraph.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Todd at (202) 551-3605 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney